

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 18, 2018

William P. Murnane
Chief Executive Officer
Lazydays Holdings, Inc.
6130 Lazydays Boulevard
Seffner, Florida 33584

> **Re: Lazydays Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2018**
> **File No. 333-224063**

Dear Mr. Murnane:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to disclose the various factors you considered in determining the Series A Convertible Preferred Stock conversion rate and warrant exercise price. In this regard, it is not clear how you have arrived at the 5,962,733 shares of common stock that you have opted to register at this time and which are issuable upon the conversion of your 600,000 shares of Series A Convertible Preferred Stock, considering the current conversion rate appears to be fixed at $10.0625. Please refer to Item 505(b) of Regulation S-K.

2. We note your disclosure that there is no established public trading market for the Series A Preferred Stock or warrants. Please revise the cover page and throughout the prospectus to clarify your intentions with respect to listing these securities. In this regard, you recently disclosed an intention to list the warrants on NASDAQ. Refer to the prospectus that relates to file no. 333-221723 and Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Danilo Castelli, Staff Attorney at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Maura Berney
        Esther Moreno, Esq.